

Mail Stop 3561

March 5, 2018

Alton Perkins
Chief Executive Officer
AmericaTowne Inc.
4700 Homewood court, Suite 100
Raleigh, NC 27609

> **Re: AmericaTowne Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed April 14, 2017**
> **File No. 0-55206**

Dear Mr. Perkins:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/ Jim Allegretto

                             Jim Allegretto
                             Senior Assistant Chief Accountant
                             Office of Consumer Products

cc: Devin Bone, Associate, Paesano Akkashian Apkarian, P.C.